Giovanni Caruso Partner	Direct	212.407.4866
	Main	212.407.4000
345 Park Avenue	Fax	212.407.4990
New York, NY 10154	gcaruso@loeb.com

Via Edgar

September 14, 2023

Paul Cline

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Quetta Acquisition Corporation Registration Statement on Form S-1 Filed August 21, 2023 File No. 333-274098

Dear Mr. Cline:

On behalf of our client, Quetta Acquisition Corporation, a Delaware company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 29, 2023 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the amendment No.1 to the registration statement (“Amendment No.1”) filed in response to the Staff’s comments below.

Registration Statement on Form S-1 filed August 21, 2023

General

1.	We note your response to comment 1. Please revise your disclosure on pages 7 and 24 to clarify that Yotta Acquisition Corporation’s definitive merger agreement with NaturalShrimp Incorporated has been terminated and disclose whether Yotta may compete with Quetta Acquisition Corporation for business combination opportunities. Disclose how you plan to resolve any such conflicts of interest. Also update your Risk Factors and Conflicts of Interest sections accordingly.

Response: The Company has revised the disclosure on pages 7, 24, 54, 55, 105, and 106 of the Registration Statement.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Paul Cline September 14, 2023 Page 2

2.	We note your revisions to the period to consummate your initial business combination. Please revise your certificate of incorporation filed as exhibit 3.2 accordingly and also include the amount to be deposited into the trust for each extension. In addition, revise exhibit D of the trust agreement filed as exhibit 10.2 to reconcile the amount to be deposited with the amount disclosed in the prospectus.

Response: The Company has revised Exhibit 3.2 and Exhibit D of the trust agreement filed with the Amendment No.1.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner